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                                                                EXHIBIT 99(a)(7)
                           [LOGO] ATLANTIC ELECTRIC


                                                             SEPTEMBER 10, 1998

Dear Shareholder:

  Please find enclosed important information pertaining to the following two items:

    (i) a proposed amendment (the "Proposed Amendment") to the charter (the "Charter") of Atlantic City Electric Company (the "Company") which will be considered at a Special Meeting (the "Special Meeting") of its Shareholders; and

    (ii) an offer by Conectiv ("Conectiv") to purchase certain outstanding shares (the "Shares") of the Company's preferred stock.

  We would greatly appreciate your giving prompt attention to the enclosed material which you are urged to read in its entirety.

  The Charter presently restricts the ability of the Company to issue unsecured indebtedness without preferred shareholder approval under certain circumstances. This restriction limits the Company's flexibility in planning and financing its business activities. Because financial flexibility and capital cost reduction are crucial factors to success in a competitive utility environment, the Company ultimately may be placed at a competitive disadvantage if these restrictions are not removed from the Charter. The Proposed Amendment, as set forth and explained in the enclosed Offer to Purchase and Proxy Statement, would remove this restriction.

  Concurrently with the Company's proxy solicitation, Conectiv is offering to purchase all of the outstanding shares of certain series of the Company's preferred stock. NEITHER CONECTIV, THE COMPANY, THEIR RESPECTIVE BOARDS OF DIRECTORS, NOR ANY OF THEIR RESPECTIVE OFFICERS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ANY OR ALL SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND IF SO, HOW MANY SHARES TO TENDER. You must vote in favor of the Proposed Amendment in order to tender your Shares. Conectiv's offer is conditioned upon the Proposed Amendment being approved and adopted at the Special Meeting. In addition, you have the right to vote for the Proposed Amendment regardless of whether you tender your shares. If you vote in favor of the Proposed Amendment and it passes, you will be entitled to receive a special cash payment equal to $1.00 per Share for each Share properly voted in favor of the Proposed Amendment, provided your shares have not been tendered. Instructions for tendering your shares and information pertaining to the special cash payment are included with the enclosed material.

  Your Board of Directors recommends voting FOR the Proposed Amendment. It is important to your interests that all shareholders, regardless of the number of shares owned, vote at the Special Meeting. Even if you plan to attend the Special Meeting, WE URGE YOU TO MARK, SIGN AND DATE THE ENCLOSED PROXY, WHICH IS INCLUDED WITHIN THE ENCLOSED LETTER OF TRANSMITTAL AND PROXY, AND RETURN IT PROMPTLY. By signing and returning your proxy promptly, you are assuring that your shares will be voted.

  You are invited to attend the Special Meeting which will be held at Christiana Conference Center, 4100 South Wakefield Drive, Newark, Delaware on October 14, 1998 at 4:00 p.m., Eastern time.

  If you have questions regarding the Proposed Amendment, the Special Meeting or Conectiv's tender offer, please call D.F. King & Co., Inc., the Information Agent, at (800) 431-9629 (toll free) and (212) 269-5550 (banks and brokers) or Morgan Stanley at (800) 624-1808 (toll free).

  Thank you for your continued interest in the Company.

                                          Sincerely yours,

                                                LOGO
                                              Howard E. Cosgrove Chairman and
                                                  Chief Executive Officer